JOINT INSURED AGREEMENT —
BLANKET BOND

        AGREEMENT dated as of July 23, 2008, between Bear Stearns Active ETF Trust on behalf of its series (the “Trust”) and Bear Stearns Asset Management, Inc. (the “Adviser”) (each, a “Party” and collectively, the “Parties”).

        WHEREAS, the Trust is a registered investment company required to be covered by a fidelity bond pursuant to Rule 17g-1 of the Investment Company Act of 1940 (the “Act”); and

        WHEREAS, the Parties are each named as a joint insured in the Trust’s joint insured bond (the “Bond”); and

        WHEREAS, the Trust is required under Rule 17g-1(f) of the Act to enter into an agreement among joint insureds;

        NOW THEREFORE, the Parties hereby agree as follows:

1.	In the event recovery is received under the Bond as a result of a loss sustained by either Party, the Trust shall receive an equitable and proportionate share of the recovery, but in any event will receive an amount at least equal to the amount which the Trust would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) of the Act.

2.	No premium shall be paid by the Trust unless the Board of Trustees of the Trust, including a majority of those Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the Act, approved the portion of the premium to be paid by the Trust. The premium payable on the Bond shall be allocated among the Trust and the Adviser as determined by the Trust’s Board of Trustees.

3.	This Agreement may not be modified or amended in any manner except by a written agreement executed by the Parties and approved by the Board of Trustees of the Trust.

4.	This Agreement shall be effective as of the date of its approval and terminate upon termination or cancellation of the Bond, except that recoveries received after termination or cancellation of the Bond shall be divided in accordance with the terms of this Agreement as if received before termination or cancellation of the Bond.

        IN WITNESS WHEREOF, this agreement has been executed as of the day and year first above written.

BEAR STEARNS ACTIVE ETF TRUST
/s/ Alexandra J. Sheller
By: Alexandra J. Sheller
Title: Secretary to the BS Active ETF Trust
BEAR STEARNS ASSET MANAGEMENT, INC.
/s/ Margo Cook
By: Margo Cook
Title: SMD, Bear Stearns Asset Mgt.